

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2010

Mr. David K. Waldman
Chief Executive Officer
Corridor Ventures I Acquisition Corp.
995 Orion Court
Merrick, NY 11566

> **Re:** **Corridor Ventures I Acquisition Corp.**
> **Registration Statement on Form 10**
> **Filed August 13, 2010**
> **File No. 000-54083**
>
> **Corridor Ventures II Acquisition Corp.**
> **Registration Statement on Form 10**
> **Filed August 13, 2010**
> **File No. 000-54084**

Dear Mr. Waldman:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statements will become effective by operation of law 60 days from the day you filed them and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statements and resubmit new registration statements when you have revised your documents.

2. The comments provided are applicable to both Corridor Ventures I Acquisition Corporation and Corridor Ventures II Acquisition Corporation.

Item 1. Description of Business, page 2
Form of Acquisition, page 3

3.   Please provide more detail as to how the company will proceed in seeking out a target company, addressing matters such as the manner of solicitation of prospective investors, the approximate number of persons who will be contacted or solicited and their relationship to the company's management.

4.   Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

5.   We note disclosure of "common stock, par value $.0001 per share" in the first sentence of the second paragraph on page 3. We note that you are registering common stock, par value $.001 per share. Please revise to disclose the correct par value of the common stock you are registering.

Item 2. Management's Discussion and Analysis or Plan of Operations, page 5

6.   During the next 12 months you anticipate incurring costs related to the filing of Exchange Act reports and consummating an acquisition. You believe you will be able to meet these costs through the use of funds in your treasury and additional amounts, as necessary, to be loaned by or invested by your stockholders, management or other investors. Please clearly identify each source of liquidity pursuant to Item 303(a)(1) of Regulation S-K. Please also clarify what is meant by funds in treasury. In this regard, we note that you have no cash or other current assets on your balance sheet as of March 31, 2010. It is not clear what funds are currently available for your use.

7.   We note the statement that the costs of investigating and analyzing business combinations for the next 12 months may be paid with money loaned to or invested in you by your stockholders, management or other investors. Please also disclose whether you have any contractual agreements for such funding. Note that summaries of any oral agreements should be filed as exhibits to the registration statement.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 7

8.   Please explain to us how the 1,000,000 common shares shown in the table reconciles with the 2,000,000 common shares issued to the company's president, as provided in note 5 to the financial statements. We also note your disclosure on page 13 indicating that at June 30, 2010 you had one record holder of one million shares of your common stock, as well as your disclosure under "Recent Sales of Unregistered Securities" on page 14 that reports the sale of only 1,000,000 common shares. Please advise or revise.

Item 5. Directors and Executive Officers, page 8
Identification of Directors and Executive Officers, page 8

9.   Please revise to include all of Mr. Waldman's business experience during the last five years. We note disclosure on page 11 that Mr. Waldman is a financial consultant in or to several companies, but this information is not disclosed here. Please elaborate on the nature and extent of these financial consulting services. Please also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Waldman should serve as a director for you at the time the disclosure is made, in light of your business and structure. Please also include a brief explanation as to the nature of the responsibility undertaken by Mr. Waldman in prior positions to provide adequate disclosure of his prior business experience. What is required is information relating to the level of his professional competence, which may include, depending upon the circumstances, such specific information as the size of the operation supervised.

10.   Please revise to disclose any other directorships held by each director in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. For example, we note that QSGI Inc. filed a Form 8-K on August 11, 2010 to disclose that David K. Waldman was elected as a director.

Prior Blank Check Experience, page 9

11.   Please explain the business purpose of the other company listed in this section, and discuss the impact each will have on the other. For example, if Mr. Waldman has discretion to present a business opportunity that could be in the best interest of the registrant company to the other blank check company or any other company in which he has an interest, please disclose this. Please clarify whether there is any mechanism or agreement in place regarding the allocation of such business opportunities.

12.   Please provide a discussion of any other blank check or shell companies in which Mr. Waldman may have been involved. The discussion should include the name of each company, the date of the initial public offering or registration, offering price, aggregate dollar amount raised, purpose of the offering, any business combinations that have occurred, dates of such transactions, consideration given and received and Mr. Waldman's subsequent involvement in the company.

Item 6. Executive Compensation, page 10
Summary Compensation Table, page 10

13.   We note the summary compensation table on page 10. Please revise the table to include the headings and information pursuant to Item 402(n) of Regulation S-K.

Financial Statements
General

14. Please revise your Form 10 to provide updated interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Statement of Cash Flows, page F-5

15. Please revise your statement of cash flows to include the common stock subscription as part of the non-cash investing and financing activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director